Exhibit 1.01

Tandem Diabetes Care, Inc.

Conflict Minerals Report

For The Reporting Period January 1 to December 31, 2018

This Conflict Minerals Report (“CMR”) has been prepared by Tandem Diabetes Care, Inc. (herein referred to as “Tandem,” “we,” “our” or “us”). This CMR for the reporting period January 1 to December 31, 2018 (the “Reporting Period”) is presented to comply with the final conflict minerals implementing rules (“Final Rules”) promulgated by the Securities and Exchange Commission (“SEC”), as modified by SEC guidance issued on April 29, 2014 and the SEC order issued on May 2, 2014. The Final Rules were adopted by the SEC to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 as codified in Section 13(p) of the Securities Exchange Act of 1934. The Final Rules impose certain reporting obligations on SEC registrants whose manufactured products contain “conflict minerals” that are necessary to the functionality or production of their products. “Conflict Minerals” are currently defined by the SEC as cassiterite, columbite-tantalite (coltan), gold, wolframite, or their derivatives, which the SEC has currently limited to tin, tantalum, tungsten and gold.

To comply with the Final Rules, we conducted due diligence on the origin, source and chain of custody of the conflict minerals that were necessary to the functionality or production of the products that we manufactured or contracted to manufacture during the Reporting Period to ascertain whether these conflict minerals originated in the Democratic Republic of Congo or an adjoining country (collectively, “Covered Countries”) and financed or benefited armed groups (as defined in Section 1, Item 1.01(d)(2) of Form SD) in any of these countries.

Pursuant to SEC guidance issued April 29, 2014 and the SEC order issued May 2, 2014, Tandem is not required to describe any of its products as “DRC conflict free” (as defined in Section 1, Item 1.01(d)(4) of Form SD), “DRC conflict undeterminable” (as defined in Section  1, Item 1.01(d)(5) of Form SD) or “having not been found to be ‘DRC conflict free,’” and therefore makes no conclusion in this regard in the report presented herein. Furthermore, given that Tandem has not voluntarily elected to describe any of its products as “DRC conflict free,” an independent private sector audit of the report presented herein is not required to be and has not been conducted.

I.	Company Overview

Tandem is a medical device company focused on the design, development and commercialization of a family of products for people with insulin-dependent diabetes.

II.	Product Overview

Tandem manufactures the t:slim X2™ insulin pump, our flagship product that can easily and discreetly fit into a pocket. We sell this product directly and through distribution partnerships in the United States and Canada, and through distribution partners into select additional countries. We began commercial sales of our first product, the t:slim insulin pump, in August 2012. In 2015, we introduced the t:flex insulin pump and the t:slim G4 insulin pump. In 2017, we launched the t:slim X2 insulin pump and discontinued new sales of t:slim insulin pumps. In 2017, we launched the t:slim X2 insulin pump with Dexcom G5 Mobile continuous glucose monitoring, or CGM, integration, and discontinued new sales of t:slim G4 insulin pumps. In 2018, we launched new software for the t:slim X2 insulin pump called Basal-IQ® technology and offered the technology to existing in-warranty t:slim X2 insulin pump users in the United States via download through the Tandem Device Updater. We also began shipping new t:slim X2 insulin pumps with the Basal-IQ technology pre-installed and discontinued new sales of the t:flex insulin pump. In addition to supporting users of the t:slim X2 insulin pump, Tandem continues to provide ongoing service and support to existing t:slim, t:slim G4 and t:flex customers.

All of our insulin pump products share important common features, including a black aluminum case and chrome trim, that give them the look and feel of a modern consumer electronic device, such as a smartphone. Our insulin pumps are also watertight, with an IPX7 rating, eliminating concerns about accidentally getting our pumps wet. Each device also features a micro-USB connection that supports rapid recharging, which can be performed without disconnecting or interrupting insulin delivery. All of our insulin pumps also feature a vivid, full-color touch screen made of high-grade, shatter-resistant glass that provides users the ability to enter numbers and access features directly, rather than scrolling through a list of numbers and screens.

III.	Supply Chain Overview

Tandem currently manufactures its insulin pumps and disposable cartridges at its headquarters in San Diego, California. Tandem manufactures its insulin pumps with components and sub-assemblies supplied by outside vendors. Tandem then assembles, tests, packages and ships the finished insulin pumps as well as the cartridges. The cartridges do not contain any metals or minerals.

Tandem purchases certain components and materials from single sources due to quality considerations, costs or constraints resulting from regulatory requirements. We do not directly source Conflict Minerals from mines, smelters, or refiners, and we believe that we are many levels removed from these market participants and, therefore, have limited influence over their behavior. Furthermore, because of the depth, geographic diversity, and constant evolution of our supply chain, and due to competitive factors, we often have significant difficulty identifying market participants upstream from our direct suppliers. However, through the efforts described in this CMR, we seek to ensure that our sourcing practices are consistent with our Conflict Minerals Policy, which is described below.

For purposes of this CMR, references to our “products” refer to tangible components of our insulin pumps, and references to our “suppliers” refer to our direct product suppliers.

IV.	Conflict Minerals Analysis and Reasonable Country of Origin Inquiry

Based upon a review of our products and our reasonable country of origin inquiry (“RCOI”), we have concluded that:

•	our products contain Conflict Minerals that are necessary to the production or functionality of our products; and

•	we are unable to determine whether the Conflict Minerals present in our products originate in the Covered Countries.

We are therefore required by the Final Rules to file with the SEC a Specialized Disclosure Report on Form SD (“Form SD”) and a Conflict Minerals Report as an exhibit thereto.

V.	Design of Due Diligence Measures

Tandem designed its due diligence with respect to the source and chain of custody of the Conflict Minerals contained in its products based on the five-step framework set forth in the Third Edition of the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the supplements thereto (the “OECD Guidance”).

VI.	Due Diligence Measures Performed by Tandem

Tandem performed the following due diligence measures in accordance with the OECD Guidance and the Final Rules:

OECD Guidance Step #1: Establish Strong Company Management Systems

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In February 2015, Tandem adopted a Statement on Conflicts Minerals (the “Conflict Minerals Policy”), as amended in 2018, that sets forth (i) our commitment to complying with the Final Rules, (ii) our expectations of our suppliers regarding supporting Tandem’s compliance activities, and (iii) our policies and practices with respect to the engagement of suppliers and the implementation of risk mitigation measures. The Conflict Minerals Policy can be found on our website at http://investor.tandemdiabetes.com/governance.cfm.

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The implementation of Tandem’s RCOI and the conducting of due diligence on the source and chain of custody of Tandem’s necessary Conflict Minerals are managed by Tandem’s supply chain and legal departments. To the extent that red flags or other issues are identified in the supplier data acquisition or engagement processes, these issues and red flags will be addressed first by the responsible individuals within the supply chain and legal departments and subsequently escalated to the Board of Directors, if determined advisable by the legal department.

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The supply chain and legal staff responsible for Conflict Minerals compliance (i) have received training regarding Conflict Minerals compliance and (ii) are required to be familiar with Tandem’s Conflict Minerals Policy and with Tandem’s Conflict Minerals-related processes and procedures.

•	Records of material Conflict Minerals-related documentation are maintained electronically by Tandem for a period of five (5) years from the date of creation.

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Each year since 2015, Tandem provides to existing suppliers a copy of the Conflict Minerals Policy, and new suppliers will be provided with a copy of the Conflict Minerals Policy as part of Tandem’s annual conflicts minerals due diligence. In addition, a Conflict Minerals compliance provision (the “Conflict Minerals Contractual Provision”) was added to Tandem’s form manufacturing agreement and purchase order terms requesting that suppliers (i) comply with the Conflict Minerals Policy and (ii) cooperate with Tandem in providing the information required by the CMRT (as defined below). Tandem will request that the Conflict Minerals Contractual Provision be incorporated into (i) new manufacturing agreements and (ii) existing manufacturing agreements when such agreements are negotiated for renewal, with suppliers Tandem deems critical.

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Interested parties can report improper activities in violation of the Conflict Minerals Policy or the Conflict Minerals Rules via our ethics hotline located at tandemdiabetes.com/ethicspoint. All reported activities will be reviewed by the appropriate individuals within the supply chain and legal departments.

OECD Guidance Step #2: Identify and Assess Risk in the Supply Chain

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Tandem requests that its suppliers who supply products contracted to be manufactured, components or subassemblies which contain metals or minerals complete in full the Electronic Responsible Minerals Initiative Conflict Minerals Reporting Template (the “CMRT”). The CMRT is used to provide Tandem with information regarding its suppliers’ practices with respect to the sourcing of Conflict Minerals to enable it to comply with its requirements under the Final Rules. The CMRT will be distributed to suppliers at least annually to obtain information regarding changes in supplier circumstances.

•	Tandem’s supply chain and legal departments manage the collection of information reported on the CMRT by its suppliers.

•	Tandem utilizes a series of escalating responses to address the failure of a supplier to provide the information required by the CMRT.

OECD Guidance Step #3: Design and Implement a Strategy to Respond to Identified Risks

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If, on the basis of red flags that are identified as a result of either (i) the supplier data acquisition or engagement processes or (ii) the receipt of information from other sources, Tandem determines that there is a reasonable risk that a supplier is sourcing Conflict Minerals that are directly or indirectly financing or benefiting armed groups, Tandem will enforce the Conflict Minerals Policy and the Conflict Minerals Contractual Provision binding such supplier (if any) by means of a series of escalations.

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Such escalations may range from prompt engagement with the supplier to resolve the sourcing issue, to requiring such supplier to implement a risk management plan (which plan may involve, as appropriate, remedial action up to and including disengagement from upstream suppliers).

OECD Guidance Step #4: Carry Out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

Since we do not have a direct relationship with the smelters and refiners that process the Conflict Minerals that are present in our products, we rely on the Conflict-Free Sourcing Initiative (the “CFSI”) to conduct third-party audits of smelters and refineries.

OECD Guidance Step #5: Report on Supply Chain Due Diligence

As required by the Final Rules, we file a Form SD and a Conflict Minerals Report as an exhibit thereto for the Reporting Period.  The Form SD and Conflict Minerals Report are also available on our website at http://investor.tandemdiabetes.com/governance.cfm.

VII.	Smelters and Refineries Identified

Tandem made requests of 29 suppliers to complete the CMRT.  As a result of Tandem’s RCOI, 27 suppliers provided completed CMRTs to Tandem, one supplier distributes to Tandem only products that are covered by the CMRT that Tandem received from the manufacturer supplier and one supplier only distributes and does not manufacture products provided an EICC Conflict Minerals Declaration.

Nine suppliers declared in their completed CMRTs that they do not use Conflict Minerals in the manufacture of products supplied to Tandem.  Two suppliers reported that as a result of their downstream position in the supply chain, they were presently unable to identify any of the smelters responsible for the metals in the products they distribute. One other supplier declined to list any smelters because as part of their continual diligence in this regard, they receive incomplete and sometimes unreliable information from their supply base. Some suppliers reported information to us at a “company” level (meaning that they reported all of the smelters and refiners that may have processed the Conflict Minerals contained in all of their products, not just those pertaining to the products sold to us). Some suppliers also may have reported to us smelters and refiners that were not in our supply chain due to over-inclusiveness in the information received from their suppliers, or for other reasons. For example, one supplier purporting to report on a “product” level listed 76 smelters.  One supplier reporting on a “company” level listed 2,242 smelters, ultimately reduced down to 506 unique entries, and three others each listed over 250 smelters, in some instances including both smelters which have been deemed Responsible Minerals Assurance Process (“RMAP”) Conformant and those which have not.  Collectively, our suppliers listed 720 smelters and refiners believed to be unique. In reviewing these lists of smelters and refiners, four of the 720 unique smelter locations were in the Covered Countries.  Furthermore, the smelters and refiners described below may not be all of the smelters and refiners in our supply chain, since the suppliers did not identify all of the smelters and refiners in their supply chains, and because we did not receive complete responses from all suppliers. Due to our position in the supply chain, we rely on our suppliers for accurate smelter and refiner information and our reasonable country of origin inquiry and due diligence measures do not provide absolute certainty regarding the source of the necessary Conflict Minerals contained in our in-scope products.

Other than suppliers providing company level information mentioned above and duplicates, but including suppliers providing company level information amounting to less than 100 unique smelters, Tandem’s suppliers identified the names of approximately 110 unique smelters and refineries from which they source Conflict Minerals.  We compared the list of 110 unique smelters or refiners against Conformant and Active smelter or refiner lists per the RMAP for verification of existence and location of the smelters or refiners.  That data is set forth below:

Mineral	RMAP Conformant	RMAP Active	Other Known Metal Processors	Total
Tin (Cassiterite)	48	—	1	49
Tantalum (Columbite-Tantalite or Coltan)	13	—	—	13
Tungsten (Wolframite)	13	—	—	13
Gold	34	—	1	35
TOTAL	108	—	2	110

As used in the table, “Conformant” and “Active” have the meanings given those terms by the RMAP. “Other known metal processors” are those additional smelters and refiners on the Standard Smelter Names tab of the CFSI’s Conflict Minerals Reporting Template (the “Conflict Minerals Reporting Template”) and the list of known processing facilities published by the U.S. Department of Commerce (the “Commerce Department List”).  The

compliance status reflected in the table is based solely on information made publicly available by the RMAP as of May 22, 2019 without independent verification by us.

The identified smelter locations for the smelters and refiners described in the table included the following countries:  Australia, Belgium, Bolivia, Brazil, Canada, China, Germany, Indonesia, Japan, Kazakhstan, Republic of Korea, Malaysia, Mexico, Peru, Philippines, Poland, Singapore, South Africa, Switzerland, Taiwan, Thailand, United States of America, and Vietnam.

VIII.	Steps to Mitigate Risk

Tandem intends to take the following steps to mitigate the risk that its necessary Conflict Minerals benefit armed groups:

•	Continue to engage with suppliers to obtain complete CMRTs;

•	Encourage the development of supplier capabilities to perform conflict-minerals related due diligence by the implementation of risk mitigation measures, as appropriate; and

•	Provide ongoing training regarding emerging best practices and other relevant topics to supply chain and legal staff responsible for Conflict Minerals compliance.

FORWARD LOOKING STATEMENTS

Statements relating to due diligence improvements are forward-looking in nature and are based on Tandem’s management's current expectations or beliefs. These forward-looking statements are not a guarantee of performance and are subject to a number of uncertainties and other factors that may be outside of Tandem’s control and that could cause actual events to differ materially from those expressed or implied by the statements made herein.

DOCUMENTS INCORPORATED BY REFERENCE

Unless otherwise stated herein, any documents, third party materials or references to websites (including Tandem’s) are not incorporated by reference in, or considered to be a part of this CMR, unless expressly incorporated by reference herein.